[redacted]

14045920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DFA Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Bee Cave Road, Building One
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David R. Martin, Vice President, Chief Financial Officer and Treasurer (512) 306-7400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue, Suite 1800	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David R. Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DFA Securities LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of Texas
County of Travis
Sworn to (or affirmed) and signed before me this 18th day of February, 2014, by David R. Martin, proved to me on the basis of satisfactory evidence to ~~be the~~ person who appeared before me.

Notary Public

JAMES J. TAYLOR
Notary Public, State of Texas
My Commission Expires
December 22, 2014

David R. Martin Signature

Vice President, Chief Financial Officer and Treasurer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DFA Securities LLC

(A wholly owned subsidiary of Dimensional Fund Advisors LP)

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission

December 31, 2013 and 2012

pwc

DFA Securities LLC

(A wholly owned subsidiary of Dimensional Fund Advisors LP)

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission December 31, 2013 and 2012

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Index
December 31, 2013 and 2012

Page(s)

pwc

Independent Auditor's Report

To the Board of Directors and Shareholders of
DFA Securities LLC

We have audited the accompanying financial statements of DFA Securities LLC, which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

pwc

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DFA Securities LLC at December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules contained on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 21, 2014

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Statements of Financial Condition
December 31, 2013 and 2012

	2013	2012
Assets		
Investment in affiliated mutual fund at fair value	$ 86,263	$ 85,972
Liabilities	-	-
Stockholder's equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	$ 1,000	$ 1,000
Additional paid-in capital	85,800	85,800
Deficit	(537)	(828)
Total stockholder's equity	$ 86,263	$ 85,972

The accompanying notes are an integral part of these financial statements.

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Statements of Operations
Years Ended December 31, 2013 and 2012

	2013	2012
Income		
Service fee from affiliated entity	$ 143,210	$ -
Investment income	291	803
Total income	143,501	803
Expenses		
Legal, licensing and other	143,210	800
Net income	$ 291	$ 3

The accompanying notes are an integral part of these financial statements.

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2013 and 2012

	Common Stock Par Value	Capital in Excess of Par Value	Accumulated Deficit	Total Stockholder's Equity
Balances at December 31, 2011	$ 1,000	$ 85,800	$ (831)	$ 85,969
Net income	-	-	3	3
Balances at December 31, 2012	$ 1,000	$ 85,800	$ (828)	$ 85,972
Net income	-	-	291	291
Balances at December 31, 2013	$ 1,000	$ 85,800	$ (537)	$ 86,263

The accompanying notes are an integral part of these financial statements.

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Statements of Cash Flows
Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows used in operating activities		
Net income	$ 291	$ 3
Adjustment to reconcile net income to net cash used in operating activities	-	-
Investment in affiliated mutual fund	(291)	(3)
Net cash flows used in operating activities	-	-
Net change in cash	-	-
Cash		
Beginning of year	-	-
End of year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

DFA Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Dimensional Fund Advisors LP (the "Parent"), a registered investment advisor under the Investment Advisors Act of 1940, as amended.

Effective April 6, 2009, DFA Securities Inc. was converted to DFA Securities LLC, a Delaware limited liability company.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Act under provision (k)(2)(i) of that rule.

In accordance with ASC 320, Investments – Debt and Equity Securities, the investment in the DFA One-year Fixed Income Portfolio Mutual Fund (the "Fund") is classified as trading and carried at fair market value, which is the Fund's net asset value per share. At December 31, 2013 and 2012, unrealized gains and losses were included in earnings. Investment income includes dividends and distributions received from the Fund and any unrealized appreciation or depreciation. Dividends and distributions from the Fund are recorded on the ex-dividend date.

In accordance with the authoritative guidance on fair value measurements and disclosures under accounting principles generally accepted in the Unites States of America ("GAAP"), the Company discloses the fair value of its investment in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs that are derived from valuation techniques in which one or more inputs is unobservable.

The following is a summary of the financial instruments held by the Company as of December 31, 2013 and 2012:

	2013	2012
Financial instruments		
Level 1 - Investment in affiliated mutual fund	$ 86,263	$ 85,972

As of December 31, 2013 and 2012, there were no fair value measurements using Level 2 or Level 3 inputs.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument. Shares held by the Company in the affiliated mutual fund are valued at their respective daily net asset value as reported by their administrator. These valuations are classified as Level 1 in the hierarchy.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Income Taxes

The Parent is a partnership for federal income tax purposes and the Company is included in the Parent's federal income tax returns. As a partnership, the Parent is not subject to federal income tax at the partnership level as its income is allocated and reported on its partners' individual income tax returns. Accordingly, no liability or provision for federal income taxes attributable to partnership operations is included in the accompanying financial statements. California state tax is included in 'Legal, licensing and other' expense on the accompanying statement of operations.

ASC 740, Income Taxes, sets forth a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken in a tax return. Since the Company is disregarded for federal tax purposes and is included in the Parent's federal tax return, management has concluded that no provision for federal income tax is required in the Company's financial statements.

3. Related Party Transactions

During the years ended December 31, 2013 and 2012, the Parent provided investment management services to the Fund invested in by the Company.

The Company has distribution agreements with registered investment companies advised by the Parent, whereby the Company supervises the sale and redemption of mutual fund shares. During the years ended December 31, 2013 and 2012, no revenue was earned by the Company under these agreements. Pursuant to a separate agreement between the Company and the Parent, the Parent pays for all operating expenses incurred by the Company except for certain legal expenses. Effective October, 1, 2013, pursuant to the updated agreement between the Company and the Parent, the Company's expenses are recorded in the general ledger of the Company and the Company earns a service fee from the Parent. For the years ended December 31, 2013 and 2012, total expenses paid by the Parent on behalf of the Company were approximately $234,601 and $297,241, respectively.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Act, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $78,499 which was $53,499 in excess of its required net capital of $25,000 and was in compliance with net capital requirements. At December 31, 2012, the Company had net capital of $78,235 which was $53,235 in excess of its required net capital of $25,000 and was in compliance with net capital requirements.

5. Subsequent Events

The Company has evaluated subsequent events through February 21, 2014, which is the date the financial statements were issued, and the results of this evaluation are appropriately reflected in these financial statements.

Supplemental Schedules

DFA Securities LLC

(A wholly owned subsidiary of Dimensional Fund Advisors LP)

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2013 and 2012

	2013	2012
Net Capital		
Stockholder's equity	$ 86,263	$ 85,972
Deductions		
Haircut on mutual fund shares	7,764	7,737
Net capital	78,499	78,235
Minimum net capital requirement	25,000	25,000
Excess net capital	$ 53,499	$ 53,235
Aggregate indebtedness	$ -	$ -
Ratio: Aggreate indebtedness to net capital	-	-

Note: There are no differences between the above computations and the corresponding computations prepared by the Company and included in its unaudited FOCUS Reports filed as of December 31, 2013 and 2012.

DFA Securities LLC

(A wholly owned subsidiary of Dimensional Fund Advisors LP)

Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2013 and 2012

The Company claims exemption from the provisions of Rule 15c3-3 under paragraph (k) (2) (i) of that rule.

Note: There are no differences between the information above and the information included in the Company's unaudited FOCUS Reports as of December 31, 2013 and 2012.

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Shareholders of
DFA Securities LLC:

In planning and performing our audit of the financial statements of DFA Securities LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas TX 75201
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2014

Securities Investor Protection Corpo.   on
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the d   mination of SIPC, taking into account business of affiliatec entities, is conducted outside tl   ted States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] 1/9/2014

Authorized Signature/Title Date

COPY

SIPC-3 2014

8-027006 FINRA DEC 12/4/1981
DFA SECURITIES LLC
ATTN CATHERINE NEWEL
6300 BEE CAVE RD
AUSTIN, TX 78746

Securities Investor Protection Corporatio
805 15th Street NW, Suite 800
Washington, DC 20005-2215

SEC Mail Processing Section FEB 25 2014 Washington DC 404

RECEIVED JAN 13 2014 S.I.P.C.

Form SIPC-3 FY 2014

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

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© 2011 PricewaterhouseCoopers LLP. All rights reserved. In this document, "PwC" refers to PricewaterhouseCoopers LLP, a Delaware limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.